[LOGO]


                                                      Contact:  Hunter Smith
                                                                Bunge Limited
                                                                1-914-684-3450


       BUNGE LIMITED ANNOUNCES CORPORATE RESTRUCTURING IN BRAZIL


WHITE PLAINS, NY -- NOVEMBER 21, 2001 -- Bunge Limited (NYSE: BG) today announced a corporate restructuring of its Brazilian subsidiaries. The restructuring involves the merger of Bunge Fertilizantes, SA and Bunge Alimentos, SA into a third subsidiary, Serrana, SA. The resulting entity will be renamed Bunge Brasil, SA. The transaction is expected close before March 31, 2002.

The restructuring will reduce the number of Bunge Limited's publicly traded subsidiaries in Brazil from four to two: Bunge Brasil, SA and Fosfertil, SA. Bunge believes that the restructuring will simplify its corporate structure, improve communication with local financial markets and increase liquidity for minority shareholders.

Under Brazilian securities law, the restructuring will require that Bunge's subsidiaries offer "withdrawal rights" to shareholders in its subsidiaries affected by the restructuring, pursuant to which the companies will be required to buy back and cancel shares at their book value. The company cannot estimate how many subsidiary shares it will be required to buy back and cancel due to shareholders exercising such rights. The company does not believe that the restructuring will have a dilutive impact on Bunge Limited's earnings per share.


ABOUT BUNGE LIMITED

Bunge Limited (WWW.BUNGE.COM) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 17,000 employees and operations in 17 countries. The Company is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in Latin America.


CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, which are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements

[LOGO]


involve known and unknown risks, uncertainties and other factors that could cause our actual performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.